National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, TX 77036
PHONE 713-346-7500
FAX 713-346-4524

January 12, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Gary Newberry

Re:	National Oilwell Varco, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008
Filed May 9, 2008, August 8, 2008 and November 4, 2008
File No. 1-12317
Ladies and Gentlemen:
     This letter sets forth National Oilwell Varco’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 31, 2008 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 and Forms 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.
     For your convenience, we have repeated in bold and italics each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2007
Goodwill Impairment, page 44
1.	Please expand your discussion of how you use the three methods identified to determine the fair value of your reporting units.
Response: While the Company primarily uses the discounted cash flow method to assess fair value, the Company uses the comparable companies and representative transaction methods to validate the discounted cash flow analysis and further support management’s expectations. The

U. S. Securities and Exchange Commission

discounted cash flow is based on management’s short-term and long-term forecast of operating performance for each reporting unit. The Company proposes to expand its 2008 Form 10-K describing the above methodology.
2.	In discussing the changes in assumptions used in the fair value calculation, include an analysis of the uncertainties involved or the variability of results from its application over time, why the estimate bears the risk of change, and whether it is reasonably likely to change in the future. Please refer to Financial Reporting Codification 501.14.
Response: The Company’s business is affected by numerous macroeconomic factors that are highly volatile and uncertain. As disclosed in the Company’s MD&A, oil and gas prices have been and the Company expects that they will continue to be volatile. The Company’s revenues and operating results are directionally related to the level of worldwide oil and gas drilling and production activities which in turn are affected by current and anticipated prices of oil and gas. Given the cyclical industry, we revise our forecasts as events or market conditions occur. Based on these facts, it is not practical to determine quantitatively the movement of each uncertainty and the related impact on the financial statements.
Quantitative and Qualitative Disclosures About Market Risk, page 47
3.	For each market risk you have identified, provide quantitative information about the market risk as of the end of the fiscal year in accordance with one of the three disclosure alternatives required by Regulation S-K Item 305(a)(1). Such information should be updated for any interim periods as required by Regulation S-K Item 305(c).
Response: The Company currently includes the tabular presentation of information related to the Company’s foreign currency exchange rate risk which includes substantially all of the material information required by Regulation S-K Item 305(a)(1). The presentation is grouped by contract currency for each type of foreign currency derivative, including contract terms for the next five years or maturity period, as appropriate, and notional values. While the tabular presentation does not include the fair value of each foreign currency, the fair values of the respective types of derivatives are included in the Company’s narrative preceding the table. The Company proposes to expand its 2008 Form 10-K tabular presentation to include the fair values of each type of derivative by foreign currency.
The Company includes a description of the Company’s fixed rate debt and interest rate swaps relating to the Company’s interest rate risk. At December 31, 2007, the fair value of the Company’s fixed rate debt was approximately $922.3 million compared to the book value of $890.7 million, a difference of $31.6 million. The fair value of the interest rate swaps at December 31, 2007 was $0.2 million. The Company has not included a sensitivity analysis as set forth by Regulation S-K Item 305(a)(1) as such amounts were not material as of and for the period ended December 31, 2007. The Company will include the required disclosures in future filings to the extent such amounts become material.

U. S. Securities and Exchange Commission

Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Contingencies, page 68
4.	We note your policy where revisions of contingent liability reserves are reflected in income based on updated facts or as information becomes known. Tell us how this policy conforms to the requirements of Statement of Financial Accounting Standards 5 and FASB Interpretation 14. In particular, address whether you have adjusted reserves recorded as income prior to the ultimate resolution of a contingent liability, and if so, how such policy conforms to the above standard.
Response: The Company reserves for contingencies when amounts become probable and are reasonably estimable. When circumstances change, or better information becomes available in a period, the reserve is revised to reflect management’s best estimate of the amount of the loss. While revisions to contingent liabilities have not resulted in material adjustments to income, revisions are made as new information becomes available. We believe the Company’s policy conforms to Statement of Financial Accounting Standard No. 5.
Form 10-Q for the Quarter Ended September 30, 2008
Notes to Consolidated Financial Statements
Note 1 — Basis of Presentation, page 5
5.	Please tell us the facts and circumstances you considered to conclude that it was not at least reasonably possible to have a near term severe impact from impairment of your goodwill as of September 30, 2008. Refer to Statement of Position 94-6.
Response: We discussed overall economic considerations regarding the recent serious credit crisis and the prospects for an emerging global recession in both the outlook section of Item “2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item “1A. Risk Factors” and the possibility that a prolonged reduction in oil and gas prices and drilling activity could adversely impact our operating results and financial condition. In our view, these changes did not require additional disclosure on goodwill impairment in the footnotes to our financial statements or to our MD&A section due to the following Company specific facts: 1) the Company reported record revenue and net income for the third quarter of 2008 of $3.6 billion and $547.7 million, respectively, and for the first nine months of 2008 of $9.6 billion and $1.4 billion, respectively; 2) the Company reported record backlog of $11.8 billion at September 2008; 3) the Company reported a record $1.7 billion in net cash provided by operating activities for the first nine months of 2008; and, 4) the Company reported a cash position of $1.8 billion at September 30, 2008 and total debt of $1.5 billion. In addition, on the filing date of our third quarter 2008 Form 10-Q (November 4, 2008), Worldwide Rig Count was strong at 3,533 rigs, and the price of West Texas Intermediate Crude was at $70.41 per barrel and

U. S. Securities and Exchange Commission

Natural Gas Prices were at $6.79 mmbtu, both very high prices over a historical 30 year period. Based on all of these factors we do not believe there were any events that had occurred as of the filing date of our third quarter 2008 Form 10-Q to warrant a separate discussion on goodwill impairment.
Outlook, page 20
6.	The discussion to be provided under Regulation S-K Item 303(a)(3)(iii) requires a description of any uncertainties that may reasonably be expected to have a material favorable or unfavorable impact on results of operations. Given the outlook you have presented in this section, tell us why you have not described any uncertainties related to the value of your goodwill.
Response: We disclosed that we are more cautious in our outlook for 2009, and believe we are likely to see orders for new rigs slow and drilling activity, particularly by independent gas producers reliant on external financing, decline as we enter 2009. As described in detail in question 5 above, the Company is well positioned to manage through this uncertain period, and should benefit from its strong balance sheet and capitalization, access to credit, record high level of contracted orders, strong cash flows from operations and results of operations. Based on all of these factors we do not believe there were any events that had occurred as of the filing date of our third quarter 2008 Form 10-Q to warrant a discussion on goodwill impairment.
In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 346-7606.

Sincerely,
/s/ Clay Williams

Clay Williams Senior Vice President and Chief Financial Officer